*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Zoom Video Communications, Inc.

in connection with comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2022

(File No. 001-38865)

October 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins David Edgar

Re:	Zoom Video Communications, Inc. Form 10-K for the Fiscal Year Ended January 31, 2022 Filed March 7, 2022 Form 10-Q for the Quarterly Period Ended July 31, 2022 Filed August 24, 2022 File No. 001-38865

Ladies and Gentlemen:

We are in receipt of the comment letter, dated September 28, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filings on Form 10-K for the fiscal year ended January 31, 2022, filed on March 7, 2022 (the “Form 10-K”) and Form 10-Q for the quarterly period ended July 31, 2022, filed on August 24, 2022 (the “Form 10-Q”). Below is the response of Zoom Video Communications, Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter in italics.

Confidential Treatment Request

Because certain of the information contained herein is information that the Company actually and customarily treats as confidential, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the SEC) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (408) 785-6622 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666

Form 10-K for the Fiscal Year Ended January 31, 2022

Item 1A. Risk Factors

Risks Related to Our Business and Our Industry

Our security measures have been compromised in the past..., page 19

1.

We note that given the nature of your business and operations, your products and services are subject to vulnerabilities and critical security defects. Please revise to disclose the nature of the board of directors’ role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

The Company supplementally advises the Staff that the board of directors oversees the Company’s cybersecurity risk management through its Cybersecurity Risk Management Committee, which the Company described in its definitive proxy statement on Schedule 14A, filed with the SEC on May 6, 2022:

Cybersecurity Risk Management Committee

. . . .

Specific responsibilities of our Cybersecurity Risk Management Committee include:

•

overseeing the quality and effectiveness of our policies and procedures with respect to our information technology and network systems, including encryption, network security and data security, as well as access to such systems;

•	reviewing and providing oversight on our policies and procedures in preparation for responding to any data security incidents; and

•

overseeing management of internal and external risks related to our information technology systems and processes, including encryption, network security, data security, risk management frameworks, and any internal or third-party audits of such systems and processes.

A copy of the charter of our Cybersecurity Risk Management Committee is available on our website at https://investors.zoom.us/corporate-governance. During our fiscal year ended January 31, 2022, our Cybersecurity Risk Management Committee held three meetings.

. . . .

Our Cybersecurity Risk Management Committee and our Board of Directors address the primary cybersecurity risks associated with our business. Our Board of Directors appreciates the evolving nature of our business and industry and is actively involved with monitoring new threats and risks as they emerge. In particular, our Board of Directors is committed to the identification, timely detection, protection against, appropriate response to, and mitigation of the effects of cybersecurity threats or incidents on Zoom. Our Cybersecurity Risk Management Committee actively engages in such activities as (a) considering input from the Zoom cybersecurity team and others to better understand the threats to the security of Zoom’s services and their impact on Zoom’s business and (b) evaluating methods for validating the effectiveness of Zoom’s cybersecurity efforts.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666

The Company supplementally advises the Staff that the Cybersecurity Risk Management Committee provides the board of directors with a summary of its meetings during the Company’s regular meetings of its board directors, which include Eric Yuan, the Company’s CEO and Chairman, and Dan Scheinman, the Company’s lead independent director.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 44

2.

We note that revenue growth rates were 55% and 326% for fiscal 2022 and 2021, respectively and 9.9% and 355% for the six months ended July 31, 2022 and 2021. We also note from your risk factor disclosures beginning on page 12 that you expect revenue and user growth rates to slow or decline in future periods as the impact of the pandemic continues to taper. Please clarify whether these declining growth rates represent a material trend or uncertainty, and if so, revise your Overview discussion to address any material challenges and risks associated with any such known trend or uncertainty. See Item 303(b)(2)(ii) of Regulation S-K. Also, revise your discussion regarding the Impact of the COVID-19 Pandemic to quantify, where possible, how the tapering effects of COVID-19 has impacted your current operations. Similar revisions should be made to your Form 10-Q filings.

The Company supplementally advises the Staff that it considers the potential decline in its user growth rate as a result of the tapering effects of the COVID-19 pandemic to be a material uncertainty and notes that the Company described this known uncertainty in the Form 10-K under the subheading “Impact of the COVID-19 Pandemic,” which subsection immediately follows the “Overview” subsection, as well as in the Form 10-Q under the subheading “Macroeconomic Conditions and Other Factors,” which subsection immediately follows the “Overview” subsection. In future filings, the Company will expand on this discussion to include the challenges and risks associated with this known uncertainty, which are currently described under the risk factor titled, “Our business depends on our ability to attract new customers, retain and upsell additional products and new product categories to existing customers, and upgrade free users to our paid offerings. Any decline in new customers, renewals, or upgrades would harm our business.” The Company further advises the Staff that it considers the expected continued decline in its revenue growth rate to be a known trend, and that in future filings, the Company will expand the discussion under the subheading “Macroeconomic Conditions and Other Factors” (or similar subheading directly following “Overview”) to discuss this trend, as well as the challenges and risks associated with it, which are currently described under the risk factor titled, “Our revenue growth rate has begun to decline and we expect our revenue growth rate to generally decline in future periods.”

The Company continues to monitor the impact of the COVID-19 pandemic, including the tapering of the same, on its business. The effects of the COVID-19 pandemic are widespread, and while the COVID-19 pandemic has begun tapering, it continues to fluctuate in severity. At the same time, it is starting to become clear that, even as the COVID-19 pandemic tapers, some of the behavioral trends it fostered, including the shift to remote and hybrid work, may remain in place for an indeterminate amount of time. Given this, it is not possible for the Company to quantify how the tapering of the COVID-19 pandemic has impacted its current operations.

Key Factors Affecting Our Performance, page 45

3.

You state that the trailing 12-month net dollar expansion rate for customers with more than 10 employees was 129% as of January 2022 and greater than 130% as of January 31, 2021 and 2020. Similarly, in your recent Form 10-Q you refer to a trailing 12-month net dollar expansion rate for Enterprise customers of 120% as of July 31, 2022 and greater than 130% as of July 31, 2021. Please revise to include the actual net dollar expansion rates for the prior comparable periods rather than referring to a rate “greater than” a certain amount and explain the reason for any significant fluctuation in actual rates from period-to-period. In your response, please provide us with actual rates for each period provided, including the interim periods.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666

The Company supplementally advises the Staff that, in future filings, it will include the actual net dollar expansion rates for the prior comparable periods rather than referring to a rate “greater than” a certain amount and will explain the reason for any significant fluctuation in actual rates from period to period. The actual trailing 12-month net dollar expansion rate for customers with more than 10 employees as of January 31, 2021 and January 31, 2020 was 164% and 135%, respectively, and the actual trailing 12-month net dollar expansion rate for Enterprise Customers as of July 31, 2021 was 147%. The decline in the trailing 12-month dollar expansion rate as of January 31, 2022 as compared to January 31, 2021 was primarily due to a significant increase in demand in fiscal year 2021 from strong renewals and upselling for the Company’s Zoom Meetings and Zoom Webinar products, as much of corporate communication and collaboration shifted to video during the pandemic.

Non-GAAP Financial Measures

Free Cash Flow and Adjusted Free Cash Flow, page 47

4.

We note that your measure of adjusted free cash flow excludes litigation settlement payments. Tell us how you considered Item 10(e)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that require, or may require, cash settlement from a liquidity measure. Please explain or revise to remove such adjustment.

The Company supplementally advises the Staff that the Company prepared its calculation of adjusted Free Cash Flow with reference to C&DI 102.07, which acknowledges that the deduction of capital expenditures from the GAAP financial measure of cash flows from operating activities does not violate the prohibitions in Item 10(e)(1)(ii) and that the measure does not have a uniform definition. As disclosed in the Form 10-K and Form 10-Q, the Company believes that, in addition to adjusting for purchases of property and equipment, adjusting for litigation settlement payments in its calculation of adjusted Free Cash Flow is appropriate because they are not part of the Company’s ongoing operating activities, and the consideration of measures that exclude such payments can assist in the comparison of cash generated from operations in different periods that may or may not include such payments and assist in the comparison with the results of other companies in the industry. Additionally, adjusted Free Cash flow as presented provides management and investors with the ability to compare the cash generated across reporting periods without the impact of cash flows that fluctuate in a way that could distort the underlying cash generation profile of the business.

For the foregoing reasons, the Company believes that adjusted Free Cash Flow is useful to investors, provides meaningful additional disclosure for investors, and, consistent with C&DI 102.07, does not violate the prohibitions in Item 10(e)(1)(ii)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended July 31, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 27

5.

We note that beginning in fiscal 2023, you no longer present metrics for your customers with more than 10 employees and instead present the number of customers and net dollar expansion rate for your Enterprise customers, which represented only 50% and 54% of total revenue for Q4 2022 and Q2 2023, respectively. Please revise to disclose the percentage of revenue generated from your Enterprise customer for each period presented to add context to these measures. Also, explain why you present metrics for only a portion of your business and

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666

not also for your non-enterprise customers or customers with less than 10 employees, which you appear to refer to as the online business in your earnings call. In this regard, you state on page 38 that during the pandemic your customer base shifted largely from businesses and enterprises to a mix of businesses, enterprises and consumers, and such shift could result in higher non-renewal rates than experienced in the past. Your disclosures also appear to imply that a further shift could occur as the impact from the pandemic tapers. While you indicate that you expect Enterprise customers will constitute an increasingly higher percentage of your revenue over time, it is unclear how your current focus on Enterprise customer metrics alone depicts the various shifts in your business and operations for the periods presented. Please explain. In your response provide us with the customer count, net dollar expansion rate and renewal rates separately for each of your enterprise, non-enterprise business and consumer customers for each period presented, including the interim periods. Also, tell us the percentage of monthly subscriptions and the related attrition rate included in the ARR calculations for each class of customer. Refer to SEC Release No. 33-10751.

The Company supplementally advises the Staff that, beginning with the Form 10-K, the Company began to disclose the number of Enterprise customers as a key metric, and also began disclosing the trailing 12-month net dollar expansion rate for Enterprise customers. The Company defines Enterprise customers as distinct business units that have been engaged by either the Company’s direct sales team, resellers, or strategic partners. All other customers are referred to as Online customers. The number of Enterprise customers is the key metric by which the Company’s management gains insight regarding the composition of its customer base, specifically, its ability to distinguish between customers it engages with directly and its broader customer base. As one of the Company’s growth strategies is to expand within existing customers, understanding the trend of Enterprise customers allows the Company to direct additional resources to those customers, which present expansion and upsell opportunities. This metric also allows the Company to formulate financial projections and make other strategic decisions with respect to its future product offerings. In future filings, the Company will disclose the percentage of revenue derived from these customers.

The remaining portion of the Company’s revenue is derived from Online customers. These customers subscribe to the Company’s services directly through its website. The Company has not presented customer counts or trailing 12-month net dollar expansion rates for Online customers as it does not have a process to validate the distinctness of these customers. For example, because these customers are not directly engaged by the Company’s direct sales team, resellers, or strategic partners, the Company does not have visibility into whether a single individual signs up for multiple Zoom accounts under different email addresses. As a result of these factors, the Company believes that the most meaningful metrics for Online customers are the Online customers’ revenue growth and the average monthly recurring revenue (“MRR”) attrition rates. The below table shows the year over year revenue growth and average MRR attrition rates for Online customers for the periods presented.

	Revenue Growth Rates for Online Customers (for the period ending)	Average MRR Attrition Rates for Online Customers (for the period ending)
FY2020	61%	3.0%
FY2021	806%	4.9%
FY2022	49%	3.9%
Q1’FY22	299%	3.7%
Q2’FY22	43%	4.3%
Q1’FY23	(3)%	3.6%
Q2’FY23	(9)%	3.6%

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666

In future filings, the Company will disclose the revenue growth and the average MRR attrition rates for Online customers.

The below table shows the percentage of MRR from monthly subscriptions for Enterprise customers and the average MRR attrition rates for Enterprise customers for the periods presented.

	% of MRR from Monthly Subscriptions for Enterprise Customers (as of period end)	Average MRR Attrition Rates for Enterprise Customers (for the period ending)
FY2020	10%	[***]%
FY2021	9%	[***]%
FY2022	7%	[***]%
Q1’22	8%	[***]%
Q2’22	7%	[***]%
Q1’23	6%	[***]%
Q2’23	6%	[***]%

The Company further advises the Staff that, for the reasons discussed above related to lack of visibility and direct sales engagement, the Company does not have a process to validate the distinctness of its Online customers, and therefore, it does not review or validate the percentage of ARR from monthly subscriptions from Online customers.

Results of Operations

Comparison of the Three Months Ended July 31, 2022 and 2021

Revenue, page 31

6.

You state that the 7.6% increase in revenue was predominantly due to subscription services provided to new customers. Please tell us, and revise to disclose, the dollar or percentage increase in revenue derived from new versus existing customers and refrain from using qualitative terms such as “predominantly” in lieu of providing specific quantitative disclosure. Also, tell us the amount of revenue from new Enterprise versus new Online customers and your consideration to separately discuss the impact of each on your period-over-period change in revenue. In this regard, we note from your earnings call transcripts that Q2 2023 revenue from Enterprise customers grew 27% year-over-year while your Online business saw lower new subscriptions. Refer to Item 303(a)(2) of Regulation S-K.

The Company supplementally advises the Staff that, for the three months ended July 31, 2022, the 7.6% increase in revenue compared to the prior year period was due to a 27% increase in revenue from subscription services to Enterprise customers, of which 77% and 23% were from existing and new customers, respectively. This increase was partially offset by a 9% decline in revenue from subscription services from Online customers. The Company will disclose these breakdowns in future filings. The Company further advises the Staff that, for the reasons discussed above related to lack of visibility and direct sales engagement, the Company does not have a process to validate the distinctness of its Online customers, and therefore, it does not review or validate the percentage of revenue from new versus existing Online customers.

* * * * *

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (408) 785-6622.

Sincerely,

/s/ Kelly Steckelberg
Kelly Steckelberg
Chief Financial Officer
Zoom Video Communications, Inc.

cc:	Jeff True, General Counsel

Jon Avina, Cooley LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. § 200.83.

Zoom Video Communications, Inc.

55 Almaden Blvd, Suite 600, San Jose, CA 95113

zoom.us  |  1.888.799.9666